July 1, 2009

direct dial: 817.420.8225
jhoover@winstead.com

Via Federal Express

Ms. Song P. Brandon
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

  Re:
  Response to Comments Received from the Staff of the Commission with respect to the Preliminary Proxy Statement on Schedule 14A filed June 19, 2009 (File No. 0-20008) and the Definitive Soliciting Materials filed on June 17, 2009 (File No. 0-20008) of Forgent Networks, Inc.

Dear Ms. Brandon:

        As legal counsel to Forgent Networks, Inc. (the "Company"), this letter sets forth the responses of the Company to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") received by letter dated June 24, 2009 (the "Comment Letter") with respect to the above-referenced Schedule 14A (the "Schedule 14A" or "Proxy Statement") and Definitive Soliciting Materials (the "June 17th Letter"). Enclosed herewith is one clean and one black-lined copy of Amendment No. 1 to the Schedule 14A, which, in response to the Comment Letter, includes revisions to the Schedule 14A. Also enclosed is a copy of the Company's acknowledgment letter in response to the request contained on the last page of the Comment Letter.

        For the convenience of the Staff, we have set forth below, in boldface type, the number of each comment in the Comment Letter followed by the Company's responses thereto. After each of our responses below, we have also provided the citations from each comment in the Comment Letter.

Preliminary Proxy Statement on Schedule 14A

1.
We have revised the disclosures within the Proxy Statement as requested by adding a background discussion of the contacts the Company has had with Pinnacle Fund, LLLP, a dissident stockholder group controlled by Pinnacle Partners, LLC which is partly controlled by Red Oak Partners, LLC ("Pinnacle/Red Oak"), during the time period leading up to the current solicitation, in a new subsection entitled "Background to Current Solicitation" on Page 5 of the amended Proxy Statement.

2.
We have revised the disclosures within the Proxy Statement as requested by explaining why the Board of Directors believes it is not in the best interests of stockholders to sign or return any proxy cards provided by Pinnacle/Red Oak under the subsection entitled "Dissident Slate of Nominees" on Page 6 of the amended Proxy Statement.

3.
We have revised the disclosure as requested.

  [Item 4(b) of Schedule 14A)]

4.
We have revised the Proxy Statement by adding page numbers as requested.

Cover Letter

5.
We have revised the disclosure as requested.

Introductory Section

6.
We understand that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A.

  [Rule 14a-6(b) and (c)]

Voting Securities Outstanding: Quorum

7.
We have revised the disclosure as requested.

Election of Directors

8.
We have revised the disclosure as requested.

  [Rule 14a-4(d)]

9.
We confirm that should the Company identify or nominate substitute nominees before the Company's upcoming Annual Meeting of Stockholders (the "Annual Meeting"), the Company will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the amended proxy statement and to serve if elected, and (3) includes the disclosures required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

  [Item 5(b) and Item 7 of Schedule 14A]

Potential Payments Upon Termination or Change-in-Control

10.
The disclosure has been revised to discuss in greater detail the triggering events under the parachute payments for each of the Company's three named executive officers. Only two of the agreements involve potential change of control payments, and those payments would not be triggered by the election of Pinnacle/Red Oak's entire slate of director nominees, but rather by a later termination, if any, of the named executive officer.

Form of Proxy Card

11.
We have revised the form of proxy as requested.

  [Rule 14a-6(e)(1)]

12.
The Company does not intend to adjourn the Annual Meeting to solicit additional proxies. The Company only plans to adjourn the Annual Meeting if a quorum is not present. Accordingly, the Company has not revised the Proxy Statement to include a separate adjournment proposal.

  [Rule 14a-4]

Definitive Soliciting Materials Filed on June 17, 2009

13.
We understand that, until the Company has a definitive proxy statement on file with the Commission, materials other than a revision to a preliminary proxy statement should be used with the EDGAR tag "DEFA 14A" and contain the appropriate disclosure set forth in Rule 14a-12(a).

  [Rule 14a-6(o)]

14.
You have requested supplemental support for the Company's assertion that Pinnacle/Red Oak's express intentions include "launching a hostile and costly proxy contest." The following examples are illustrative:

          1.     In the second paragraph of an email dated January 29, 2009 from David Sandberg (a principal of Pinnacle/Red Oak) to the Company's CFO, Jay Peterson, Mr. Sandberg stated: "I further propose that if this going private is to occur, the board be replaced and entirely consist of large shareholders in order to ensure there are no conflicts." A copy of this email is attached hereto as Exhibit A.

          2.     In the opening paragraph of Pinnacle's May 27, 2009 letter to the Company, whereby Pinnacle/Red Oak submitted its director nomination materials, Pinnacle/Red Oak stated: "We intend to deliver a proxy statement and form of proxy to holders of at least the percentage of the Common Stock required under applicable law to elect our nominees." See Exhibit A to Pinnacle's Schedule 13D, Amendment No. 4 filed with the Commission on May 29, 2009 (please note that the letter actually faxed by Pinnacle to the Company was dated May 27th although the letter attached as Exhibit A was dated May 28th).

          3.     In the next to last paragraph of Pinnacle's press release dated June 4, 2009, David Sandberg stated: "Although clearly prepared to do so, we hope to not have to engage ASUR in another costly proxy contest and instead wish to work with its Board as soon as possible towards cost reductions and Board elections." See Pinnacle/Red Oak's Schedule 14A filed with the Commission on June 5, 2009 (please note that this filing also lacks the information required by Rule 14-12(a)(1)(i), as indentified in your Comment #18). These statements support the Company's above-referenced assertion.

15.
You have requested supplemental support for the Company's statement suggesting that Pinnacle/Red Oak "has a self-serving agenda."

  Apparent Asset Play Strategy:

  As previously indicated in the Company's Definitive Additional Soliciting Materials filed with the Commission on May 14, 2009 (File No. 02-20008) (the "May 12th Letter"), the Company believes that Pinnacle/Red Oak's true intentions involve an asset play strategy. This belief is based on, among other items, the following (please note that we have redacted certain personal identifying information from the various correspondence attached as exhibits hereto):

          1.     By email dated November 26, 2008 from David Sandberg to Pinnacle/Red Oak's outside counsel and to the Company's CFO, Jay Peterson, Mr. Sandberg evidenced Pinnacle/Red Oak's intention to make hostile moves on one or more unnamed target companies. Specifically, he noted the "Key difference [between his new proposed deals and the prior deals] is that- where the prior ones were openly friendly, for these we want to reserve the right to be more active." He went to say that "of course [we'd] like to keep the language as ambiguous as possible because we'd be worried about the companies spending real $s fighting us as soon as we announce our tenders." A copy of the above-referenced email is attached hereto as Exhibit B.

          2.     By email dated December 2, 2008, from David Sandberg to Mr. Peterson, Mr. Sandberg stated that "the tender question is moot—I'd stay below a poison pill level regardless." This statement reflects Mr. Sandberg's familiarity with corporate anti-takeover defenses and sensitivity to any perceived aggression by Pinnacle/Red Oak on the part of the Company. A copy of the above-referenced email is attached hereto as Exhibit C.

          3.     Later in December 2008, Mr. Sandberg called Mr. Peterson and indicated that he considered the Company as an "asset play." Given that the Company's published financial statements reflected cash reserves in excess of $10 million with a current market capitalization of approximately $3 million, Mr. Peterson understood this to mean that Mr. Sandberg thought that by taking control of the Company and liquidating it (i.e., an "asset play"), he could make a quick profit.

          4.     On May 4, 2009, the following excerpt was posted on the Hackensack Blog (available at http://thehackensack.blogspot.com/2009/05/penny-ante-arbitrage-update-iii.html):

    David Sandberg of Red Oak Partners was kind enough to spend a few minutes on the phone with me discussing this today, and, in addition to reiterating some of the points in his two letters to Asure's management, he mentioned that he invested in this stock with a higher price target in mind than 36 cents per share. He said that he could have easily had an assistant open a bunch of accounts holding 749 shares each, but he thought he could unlock more value by getting more effective management in place. He noted the cash on the company's balance sheet, that both of the company's businesses are high-margin ones, and said he thought a 70 cent price target was reasonable for the stock, given more effective management.

  The above communications from Mr. Sandberg to the Company (e.g., comments relating to the Company's balance sheet and a 70 cent price target) are consistent with a contemplated asset play.

  Stock Acquisition Patterns:

  Pinnacle/Red Oak's acquisitions of the Company's common stock are also consistent with a possible "asset play" strategy.

          1.     Pinnacle/Red Oak began acquiring a significant number of shares of the Company's common stock beginning on February 2, 2009. See Appendix A to Pinnacle/Red Oak's definitive proxy statement filed with the SEC on May 28, 2009. The February date is significant because it occurred two days after the Company first publicly announced its intentions to pursue a going private transaction and Pinnacle/Red Oak had not acquired additional shares since December 31, 2008. From February 2, 2009 through March 16, 2009, Pinnacle/Red Oak acquired an additional 1,113,031 shares, increasing its ownership in the Company from approximately 3.51% to approximately 7.35%. See Pinnacle/Red Oak's initial Schedule 13G filing on February 23, 2009 and initial Schedule 13D filing on April 20, 2008. On April 17, 2009, Pinnacle/Red Oak delivered a letter to the Company's Board of Directors criticizing management, discouraging the Company's pursuit of a going private transaction, and identifying its intent to nominate a dissent slate of directors. See Exhibit A to Pinnacle/Red Oak's Schedule 13D (Amendment No. 1) filing on May 4, 2009. The Company believes that these stock acquisitions were designed to magnify Pinnacle/Red Oak's standing as a stockholder and consequently dissuade the Company from proceeding with its going private proposal.

          2.     On April 21, 2009, the Company filed its definitive proxy statement relating to the going private proposal. As indicated in Exhibit A to Pinnacle/Red Oak's Schedule 13D (Amendment No. 5) filing with the Commission on June 17, 2009, Pinnacle/Red Oak acquired 66,279 additional shares of Company common stock from May 19, 2009 through May 21, 2009, but did not acquire any additional shares over the final 11 days leading up to the special stockholders meeting scheduled for June 2, 2009 (the "Special Meeting"). The Company believes that the lack of additional acquisition activity may reflect the chilling effect that the going private proposal (as evidenced by the Company's decision to proceed with a definitive proxy filing) would have on a pending "asset play," given that a successful going private transaction would preclude future public trading of the Company's common stock unless market makers would opt to create such a market on the Pink Sheets. Without a public market for trading shares, it would be extremely difficult to carry out an asset play and the recoupment of the costs previously incurred to increase a stock position might be jeopardized in the short-term.

          3.     Following the announcement of the cancellation of the Special Meeting on June 1, 2009, Pinnacle/Red Oak resumed its acquisition of Company common stock, acquiring 820,401 additional shares during the period between June 3, 2009 and June 29, 2009. See Pinnacle/Red Oak's (i) Schedule 13D (Amendment No. 5) filed on June 17, 2009, (ii) Schedule 13D (Amendment No. 6) filed on June 18, 2009, (iii) Schedule 13D (Amendment No. 7), Form 3, and Form 4 filed on June 23, 2009, and (iv) Form 4 filed on June 29, 2009. As a result of these stock acquisitions, Pinnacle/Red Oak has increased its shareholdings in the Company from approximately 7.35% before the Special Meeting to approximately 10.2% as of June 29, 2009. The Company believes that this resumption of significant acquisition activity following the defeat of the going private proposal demonstrates Pinnacle/Red Oak's intention of acquiring control of the Company without having to pay a premium for the acquired shares.

16.
You have requested supplemental support for the Company's statement that "Pinnacle is attempting to seize control of your company without a tender offer, a deceptive tactic they have used to fool investors in other proxy contests." The following examples of Pinnacle/Red Oak's aggressive tactics with other issuers were relied upon by the Company in making this statement:

          1.     In February 2009, CLST Holdings, Inc. ("CLST") filed a lawsuit in federal court against Pinnacle/Red Oak alleging that Pinnacle/Red Oak had engaged in numerous violations of federal securities laws in making recent purchases of CLST common stock and seeking to enjoin future unlawful purchases of such stock. A month later, Pinnacle/Red Oak filed a derivative lawsuit against the CLST board alleging violations of director fiduciary duties. As a result of this pending litigation, the CLST board determined to delay CLST's annual stockholders meetings from its previously scheduled date of May 22, 2009 to September 25, 2009. See CLST's Form 10-Q filed on April 14, 2009.

          2.     Pinnacle/Red Oak acquired significant shareholdings SMTC Corporation ("SMTC") prior to SMTC's 2008 annual stockholders meeting, commenced a proxy fight over the underlying director elections, and ultimately garnered a settlement agreement with SMTC prior to the date of the meeting. Specifically, in a 4-month window in early 2008, Pinnacle/Red Oak increased its holdings of the outstanding SMTC common stock from 5.08% to 17.2%. See Pinnacle/Red Oak's amended Schedule 13G filings in January 2008 and eventual Schedule 13D filing on April 1, 2008. Within its initial Schedule 13D filing, Pinnacle/Red Oak announced its intent to nominate four directors for election to the SMTC board and noted: "If we must engage in a proxy contest, we are prepared to do so in an expeditious and civil manner." SMTC filed its preliminary proxy statement for the annual stockholders meeting on June 10, 2009 and entered into a settlement agreement with Pinnacle/Red Oak six days later. See SMTC's Form 8-K filed June 16, 2008. Pursuant to the settlement agreement, SMTC made numerous concessions to Pinnacle/Red Oak regarding the ultimate composition and structure of the SMTC board, among other items.

  [Rule 14a-9]

17.
The Company will omit the reference to "may be deemed" in future filings.

  [Instruction 3 to Item 4 of Schedule 14A]

18.
We understand that the information required by Rule 14a-12(a)(1)(i) should have been included in the soliciting materials and that a reference to a future filing is not sufficient to comply with the requirements of such rule. All future soliciting materials made by the Company pursuant to Rule 14a-12 will comply with such requirements.

  [Rule 14a-12(a)]

        Should any member of the Staff have any questions or additional comments regarding the Amendment or the responses to the Staff's Comment Letter set forth above, please do not hesitate the call the undersigned at (817) 420-8225 or Mark G. Johnson at (214) 745- 5600.

Best regards,
/s/ Justin A. Hoover Justin A. Hoover

JAH:        ael
Enclosures

cc:
Nancy L. Harris (w/ encl.)
Jay Peterson (w/ encl.)
Mark G. Johnson (w/ encl.)

Exhibits

A	—	Pinnacle/Red Oak's January 29, 2009 email
B	—	Pinnacle/Red Oak's November 26, 2008 email
C	—	Pinnacle/Red Oak's December 2, 2008 email